UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: February 7, 2012

Commission file number 1- 33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated February 7, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 7, 2012	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY TANKERS LTD. DECLARES DIVIDEND

Hamilton, Bermuda – February 7, 2012 – Teekay Tankers Ltd. (NYSE:TNK) today announced that its Board of Directors has voted to declare a cash dividend of $0.11 per share for the quarter ended December 31, 2011. The cash dividend is payable on February 28, 2012 to all shareholders of record on February 21, 2012.

About Teekay Tankers Ltd.

Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers owns a fleet of nine double-hull Aframax tankers and six double-hull Suezmax tankers, all of which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. In addition, Teekay Tankers owns a VLCC newbuilding, through a 50 percent joint venture which is scheduled to deliver in April 2013. Teekay Tankers intends to distribute on a quarterly basis all of its Cash Available for Distribution, subject to any reserves established by its board of directors.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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